UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

KVH Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	0-28082	05-0420589
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

50 Enterprise Center, Middletown, RI 02842

(Address of Principal Executive Offices) (Zip Code)

Felise Feingold (401) 847-3327

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1.  Conflict Minerals Disclosure

KVH Industries, Inc. (“KVH”, “we”, or “our”) is a leading manufacturer of solutions that provide global high-speed Internet, television, and voice services via satellite to mobile users at sea and on land as well as a leading provider of commercially licensed entertainment including news, sports, movies, and music to commercial and leisure customers in the maritime, hotel, and retail markets. During 2018 and until May 13, 2019, the date on which we sold our Videotel business, we also developed and distributed training films and e-Learning computer-based training courses to commercial maritime customers. We are also a premier manufacturer of high-performance navigational sensors and integrated inertial systems for defense and commercial inertial navigation applications.

Item 1.01  Conflict Minerals Disclosure and Report

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2018 to December 31, 2018.

Item 1.02  Exhibit

KVH’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD. A copy of our Conflict Minerals Report may be found at http://www.kvh.com/secfilings.

Section 2.  Exhibits

Item 2.01  Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report of KVH Industries, Inc.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned on May 24, 2019.

KVH Industries, Inc.
(Registrant)

By:	/s/ Donald W. Reilly
Donald W. Reilly, Chief Financial Officer

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